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                           June 2, 2022

       Michael Donaghy
       President and Chief Executive Officer and Director
       Pioneer Green Farms, Inc.
       1301 10th Avenue, East, Suite G
       Palmetto, FL 34221

                                                        Re: Pioneer Green
Farms, Inc.
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed May 27, 2022
                                                            File No. 333-262600

       Dear Mr. Donaghy:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our [Month day, year] letter.

       Amendment No. 3 to Form S-1 filed May 27,2022

       Item 16. Exhibits and Financial Statement Schedules, page 48

   1. Please revise to provide an updated consent from your independent accountant.
               You may contact Christine Torney at (202) 551-3652 or Kevin Vaughn at (202) 551-
       3494 if you have questions regarding comments on the financial statements and related matters. Please contact Gary Guttenberg at (202) 551-6477 or Celeste Murphy at (202) 551-
       3257 with any other questions.




                           Sincerely,
 Michael Donaghy
Pioneer Green Farms, Inc.
June 2, 2022
Page 2

FirstName LastNameMichael Donaghy
                                         Division of Corporation Finance
Comapany NamePioneer Green Farms, Inc.
                                         Office of Life Sciences
June 2, 2022 Page 2
cc:       Elton F. Norman
FirstName LastName